82045137 M 52672257 / 6 VOTING PROXY THE UNDERSIGNED Name : Address : acting on behalf of (only to be completed if relevant) Name : Address : (the "Principal"). DECLARES AS FOLLOWS 1. The Principal is a shareholder of SIGNA Sports United N.V. (the "Company") and held, on the record date for the AGM (as defined below) __________________________ (please complete number) shares in the Company's capital. Note: Please enclosed proof of share ownership as of the record date. 2. The Principal hereby registers for the Company's annual general meeting of shareholders to be held on July 31, 2023 (the "AGM") and, for purposes of being represented at the AGM, grants a power of attorney to each civil law notary and candidate civil law notary working with NautaDutilh N.V. (each, a "Proxyholder"). 3. The scope of this power of attorney extends to the performance of the following acts on behalf of the Principal at the AGM: a. to exercise the voting rights of the Principal in accordance with paragraph 4 below; and b. to exercise any other right of the Principal which the Principal would be allowed to exercise at the AGM. 4. This power of attorney shall be used by the relevant Proxyholder to exercise the Principal's voting rights in the manner directed as set out below. If with respect to an agenda item no choice is specified, if multiple choices are specified, of if otherwise the voting instruction is unclear, the relevant Proxyholder shall vote "FOR" such agenda item. Agenda item FOR AGAINST ABSTAIN Adoption of Dutch statutory annual accounts for the fiscal year ended September 30, 2022 ☐ ☐ ☐ Discharge from liability for the Company's directors with respect to the performance of their duties during the fiscal year ended September 30, 2022 ☐ ☐ ☐

82045137 M 52672257 / 6 Instruction to KPMG Accountants N.V. for the audit of the Company's statutory annual accounts and statutory board report for the financial year ending September 30, 2023 ☐ ☐ ☐ Reappointment of Mr. Christoph Keese as non-executive director of the Company ☐ ☐ ☐ Reappointment of Dr. Thomas Rudolph as non-executive director of the Company ☐ ☐ ☐ Appointment of Mr. Anthonie Anbeek as non-executive director of the Company ☐ ☐ ☐ Authorization for the Company's board of directors to acquire shares and depository receipts for shares in the Company's capital ☐ ☐ ☐ 5. This power of attorney is granted with full power of substitution. 6. The relationship between the Principal and each Proxyholder under this power of attorney is governed exclusively by the laws of the Netherlands. (signature page follows)

82045137 M 52672257 / 6 SIGN HERE Please return this signed proxy via regular mail or e-mail to: SIGNA Sports United N.V. c/o General Counsel Kantstraße 164, Upper West 10623 Berlin Germany t.wink@signa-sportsunited.com with copy to: investors@signa-sportsunited.com